SCHEDULE A

The name, present principal occupation or employment, business address, citizenship and beneficial interests in the Issuer of each of the directors and officers of RJJRP Holdings, Inc. are set forth below.

Name	Present Principal Occupation or Employment	Present Principal Business Address	Citizenship	Beneficial Interests in the Issuer
Richard B. Cohen	President, Chief Executive Officer, and Chair of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	*
Janet Cohen	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(1)
Kevin McNamara	Treasurer, Chief Financial Officer, Executive Vice President and Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	
Perry Cohen	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(2)
Joseph P. Toce Jr.	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(3)
David Ladensohn	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(4)
William M. Boyd III	Secretary & Executive Vice President of RJJRP Holdings, Inc.; Chief Strategy Officer of the Issuer.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(5)
Julie Drake	Vice President & Assistant Treasurer of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	
Bryan T. Granger	Assistant Treasurer & Senior Vice President of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	

*   Beneficial interests reported in this Schedule 13D.

(1)   To the knowledge of the Reporting Persons, pursuant to the Schedule 13D/A filed by Janet Cohen on February 23, 2024, Ms. Cohen exercises shared voting and dispositive power over 165,965,810 common shares of the Issuer.

(2)   To the knowledge of the Reporting Persons, Perry Cohen may be deemed to exercise voting and dispositive power over 4,000,000 common shares of the Issuer.

(3)   To the knowledge of the Reporting Persons, Joseph P. Toce Jr. may be deemed to have shared voting and dispositive power over 2,727,466 common shares of the Issuer by virtue of his role as trustee for certain trusts and deemed to exercise voting and dispositive power over 12,000 common shares of the Issuer.

(4)   To the knowledge of the Reporting Persons, pursuant to the Schedule 13D/A filed by David A. Ladensohn on February 23, 2024, Mr. Ladensohn exercises shared voting and dispositive power over 192,096,402 common shares of the Issuer.

(5)   To the knowledge of the Reporting Persons, Mr. Boyd may be deemed to exercise voting and dispositive power over 526,352 common shares of the Issuer.